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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52806

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YYYY) AND ENDING 12/31/2022 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **BRADESCO SECURITIES, INC.**

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Ave , 32nd Fl
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ms. Isabela Behar	**212-888-9142**	**isabela@bradescosecurities.com**
(Name)	(Area Code -- Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Ave	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**185**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Isabela Behar, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bradesco Securities, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signature

CCO
Title

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as* applicable.

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	
Financial Statement:	
Statement of Financial Condition	1
Notes to Statement of Financial Condition	2 – 9



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Bradesco Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bradesco Securities, Inc. (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2011.

New York, New York
February 27, 2023

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2022

Assets

Cash and cash equivalents	$	5,482,259
Short term investments		2,293,899
Receivables from clearing organization		22,516,774
Securities owned, at fair value		13,424,583
Equipment and leasehold improvements at cost		
(net of accumulated depreciation and amortization of $2,269,524)		839,746
Right of use assets		10,056,973
Receivables from affiliates		4,681,937
Taxes receivable		430,670
Deferred tax assets		1,625,389
Other assets		580,041
Total assets	$	61,932,271

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	7,693,055
Lease liabilities		10,664,478
Total liabilities		18,357,533
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued and outstanding 11,000 shares		11,000
Additional paid-in capital		21,989,000
Accumulated earnings		21,574,738
Total stockholder's equity		43,574,738
Total liabilities and stockholder's equity	$	61,932,271

See accompanying notes to Statement of Financial Condition.

1

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Notes to Statement of Financial Condition

December 31, 2022

(1)   Description of Business

Bradesco Securities, Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A. (the Bank), is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a nonclearing member of the Financial Industry Regulatory Authority, Inc. (FINRA). During the normal course of business, the Bank, together with affiliated companies, provide and account for a significant portion of the Company's business activities. The Company assists in the marketing of initial public offering (IPO) securities on behalf of the Bank and distributes the Bank's research outside of Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing institutional clients to Bradesco S.A. Corretora de Titulos e Valores Mobiliarios (Corretora). The Company's business consists of performing certain execution services for institutional clients in transactions in the U.S. capital markets. Securities transactions are made on a DVP/RVP (delivery versus payment / receipt versus payment) basis. The Company also functions in the capacity of a placement agent in private offerings.

The accompanying Statement of Financial Condition has been prepared from the separate records maintained by the Company, and may not necessarily be indicative of the financial condition that would have existed if the Company had operated as an unaffiliated company (see note 4).

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

This Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

(b)   Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires the Company's management to make estimates and assumptions. The reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition are affected by these estimates, the most significant of which are disclosed in the notes to the Statement of Financial Condition. Estimates, by their nature, are based on available information. Therefore, actual results could materially differ from those estimates.

(c)   Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments held in the ordinary course of business, with original maturities of less than ninety days that include cash and deposits held with affiliates.

(d)   Clearing Arrangements

The Company clears its U.S. transactions through its clearing broker on a fully disclosed basis as outlined in the clearing agreement between the Company and its correspondent clearing broker. As of December 31, 2022, the Company had a $22,516,774 receivable from clearing organization, of which $100,000 was held in deposit as required by the clearing agreement. International transactions are cleared through Corretora.

(e)   Securities Transactions

Investment securities owned, representing U.S. Treasury Notes, are carried at fair value. See note 3 for more information.

(f)   Short Term Investments

Short term investments include time deposits held with an affiliate with original maturities of greater than ninety days, but less than one year

(g)   Right-of-use assets and lease liabilities

The undiscounted maturity of the non-cancellable lease payments under the current lease agreement as of December 31, 2022 are as follows:

2023	1,416,678
2024	1,416,678
2025	1,416,678
2026-2031	7,978,262
Total undiscounted lease payments	$ 12,228,296

The imputed interest included in computation of the lease liability as of December 31, 2022 was $1,563,818.

The Company leases certain office space from the Bank. The lease is for a ten-year term expiring in 2031. It has been classified as an operating lease and is included in the data presented above.

(h)   Deferred Taxes

The Company uses the asset and liability method to provide for income taxes in accordance with Accounting Standards Codification (ASC) 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Differences between the carrying amounts of existing assets and liabilities on the statement of financial condition and their respective tax bases are attributable to these deferrals. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The federal, state and local deferred tax asset is included in the deferred tax amount in the statement of financial condition.

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Notes to Statement of Financial Condition

December 31, 2022

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10, Income Taxes. ASC 740-10 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition.

(i) **Equipment and Leasehold Improvements**

Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Equipment is depreciated using the straight-line method, based on the estimated useful life. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the terms of the respective lease.

(j) **Fair Value of Financial Instruments**

Fair value measurements are used to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures in accordance with ASC 820, Fair Value Measurement. Securities owned are recorded at fair value on a recurring basis.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Notes to Statement of Financial Condition

December 31, 2022

(3)   Financial Instruments

a) Fair Value of Assets

As of December 31, 2022, the Company has the following assets held at fair value:

	Level 1	Level 2	Level 3	Total at fair value
Assets				
Foreign government bonds	$ -	$ 5,400,603	$ -	$ 5,400,603
Foreign corporate bonds	-	2,694,631	-	2,694,631
United States treasury notes	5,329,349	-	-	5,329,349
Total assets at fair value	$ 5,329,349	$ 8,095,234	$ -	$ 13,424,583

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Notes to Statement of Financial Condition

December 31, 2022

b) Financial Assets and Liabilities not measured at Fair Value

As of December 31, 2022, the Company's other financial assets and liabilities (consisting primarily of Receivable from clearing organizations; Receivable from affiliates, Accounts payable) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, and/or bear interest at market rates.

	Level 1	Level 2	Level 3	Total carrying amounts	Total at estimated fair value
Assets					
Cash and cash equivalents	$ 5,482,259	$ -	$ -	$ 5,482,259	$ 5,482,259
Short term investments	2,293,899	-	-	2,293,899	2,293,899
Receivables from clearing organization	22,516,774	-	-	22,516,774	22,516,774
Receivables from affiliates	-	4,681,937	-	4,681,937	4,681,937
Taxes receivable	-	430,670	-	430,670	430,670
Total assets	$ 30,292,932	$ 5,112,607	$ -	$ 35,405,539	$ 35,405,539

	Level 1	Level 2	Level 3	Carrying amounts	Total at estimated fair value
Liabilities					
Accounts payable, accrued expenses, and other liabilities	-	7,693,055	-	7,693,055	7,693,055
Total liabilities	$ -	$ 7,693,055	$ -	$ 7,693,055	$ 7,693,055

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Notes to Statement of Financial Condition

December 31, 2022

(4)   Transactions with Related Parties

During the normal course of business, the Bank, together with affiliated companies, provides and accounts for a significant portion of the Company's business activities. The Company assists in the marketing of IPO securities on behalf of the Bank and distributes the Bank's research outside Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing institutional clients to Corretora. As of December 31, 2022, the receivable related to these activities was $4,817,461 and was included in receivables from affiliates on the statement of financial condition.

At December 31, 2022, cash and cash equivalents included in the accompanying Statement of Financial Condition consists of operating accounts with the Branch and amounted to $5,482,259.

At December 31, 2022, short term investments included in the accompanying statement of financial condition consist of a time deposit with the Branch maturing on October 23, 2023. It amounted to $2,293,899.

(5)   Equipment and Leasehold Improvements

The Company's equipment and leasehold improvements, at December 31, 2022, are summarized as follows:

Equipment	$ 1,010,040
Furniture and fixtures	630,585
Leasehold improvements	1,468,645
Less accumulated depreciation and amortization	(2,269,524)
Total	$ 839,746

(6)   Employee Benefit Plan

The Company has a 401(k) Plan under the Branch whereby employees voluntarily participate in the Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 5% of the employees' contribution, and then management has the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits set by the Bank.

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Notes to Statement of Financial Condition

December 31, 2022

(7)   Deferred Taxes

The components of the deferred tax assets and liabilities at December 31, 2022 are summarized as follows:

Deferred tax assets:		
Accrued bonuses	$	1,505,803
Capital loss		142,415
Unrealized Loss - Treasury Bills		266,957
Leases - lease liability		2,294,087
Total deferred tax assets before valuation allowance		4,209,262
Less valuation allowance		(142,415)
Total deferred tax assets		4,066,847
Deferred tax liability:		
Depreciation		(178,364)
Leases - right of use		(2,163,403)
Bond Amortization		(99,691)
Total deferred tax liability		(2,441,458)
Net deferred tax assets	$	1,625,389

The company has $662,041 of capital losses incurred in 2020 which will expire if unused by 2025.

Under ASC 740, Income Taxes, the Company regularly assesses the need for a valuation allowance against its deferred taxes. In making that assessment, both positive and negative evidence is considered related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely than not that some or all of its deferred tax assets will not be realized. After consideration of all relevant evidence, including history of pre-tax earnings, Management believes that it is more likely than not that a benefit will be realized for all but one of its federal, state and local deferred tax assets. Regarding the deferred tax asset related to capital loss, the Company does not expect to generate sufficient capital gains in the future in order to utilize the capital loss carry-forward. Because of this, Management has reflected a full valuation allowance of $142,415.

(8)   Concentration of Credit Risk

Credit risk is the amount of loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing operations for the Company are performed by clearing brokers pursuant to clearing agreements. The clearing brokers, as well as the Company, review the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Notes to Statement of Financial Condition

December 31, 2022

(9)   Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3 1), which requires the maintenance of minimum net capital as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2022, the Company had net capital of $18,951,603, which was $18,701,603 in excess of its required net capital of $250,000.

(10)   Commitments and Contingent Liabilities

The Company is not involved in any material litigation, nor is any material litigation threatened against the Company.

(11)   Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contractual amount of the transaction.

(12)   Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2022 that would require recognition or disclosure in this Statement of Financial Condition through February 27, 2023, which is the issuance date of this Statement of Financial Condition.

There were no subsequent events which would require adjustment to or disclosure within the Statement of Financial Condition.